

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

No Act
P.E. 1-25-07





07050101

March 30, 2007

Robert J. Joseph
Jones Day
77 West Wacker
Chicago, IL 60601-1692

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3/30/07

Re: Xcel Energy Inc.
Incoming letter dated January 25, 2007

Dear Mr. Joseph:

This is in response to your letter dated January 25, 2007 concerning the shareholder proposal submitted to Xcel Energy by the Sheet Metal Workers' National Pension Fund. We also have received a letter from the proponent dated March 2, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Matthew Hernandez, Jr.
Sheet Metal Workers' National Pension Fund
Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314

PROCESSED
APR 3 0 2007
THOMSON
FINANCIAL

March 30, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Xcel Energy Inc.
Incoming letter dated January 25, 2007

The proposal requests that the board's executive compensation committee establish a pay-for-superior-performance standard in the company's executive compensation plan by incorporating certain principles into the plan.

We are unable to concur in your view that Xcel Energy may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that Xcel Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Xcel Energy may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Xcel Energy may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Xcel Energy may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Xcel Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Tamara M. Brightwell
Special Counsel

JONES DAY

77 WEST WACKER • CHICAGO, ILLINOIS 60601-1692
TELEPHONE: 312-782-3939 • FACSIMILE: 312-782-8585

Direct Number: (312) 269-4176
rjjoseph@jonesday.com

January 25, 2007

No-Action Request
1934 Act/Rule 14a-8

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RECEIVED
2007 JAN 26 PM 12: 00

Ladies and Gentlemen:

On behalf of our client Xcel Energy Inc., a Minnesota corporation (the "Company"), we are submitting this letter pursuant to rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in reference to the Company's intention to omit the Shareholder Proposal (the "Proposal") filed by the Sheet Metal Workers' National Pension Fund (the "Proponent") from its 2007 proxy statement and form of proxy relating to its Annual Meeting of Shareholders tentatively scheduled for May 23, 2007. The definitive copies of the 2007 proxy statement and form of proxy are currently scheduled to be filed pursuant to rule 14a-6 of the Exchange Act on or about April 16, 2007. We hereby request that the staff of the Division of Corporation Finance (the "Staff") not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on one or more of the interpretations of rule 14a-8 of the Exchange Act set forth below, the Company excludes the Proposal from its proxy materials. Pursuant to rule 14a-8(j)(2) of the Exchange Act, enclosed herewith are six copies of the following materials:

1) This letter, which represents the Company's statement of reasons why omission of the Proposal from the Company's 2007 proxy statement and form of proxy is appropriate and, to the extent necessary, an opinion of counsel; and

2) The Proposal, attached hereto as Exhibit A, which the Proponent submitted.

Please acknowledge receipt of this letter by stamping the extra enclosed copy and returning it to our messenger, who has been instructed to wait.

CHI-1560434v2

Discussion of Reasons for Omission

I. Rule 14a-8 (i)(10) — THE PROPOSAL MAY BE OMITTED BECAUSE THE COMPANY HAS ALREADY SUBSTANTIALLY IMPLEMENTED THE PROPOSAL.

The Proposal may be omitted because the Company has already substantially implemented the Proposal. Rule 14a-8(i)(10) of the Exchange Act permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal.

In several no-action letters, the Staff has explained that even if company practice does not mirror the proposal exactly, exclusion may be appropriate if the proposal's purpose has been substantially implemented by the Company. See, e.g., *Masco Corporation* (Mar. 29, 1999) (shareholder proposal rendered moot by Board action on resolution similar to shareholder proposal with amendments); *Columbia/HCA Healthcare Corp.* (Feb. 18, 1998) (proposal to establish healthcare compliance committee rendered moot by establishment of ethics committee with similar responsibilities); *Capital Cities/ABC, Inc.* (Feb. 29, 1988) (finding basis for view that proposal to hire ombudsman was rendered moot by employment of Vice President of News Practices). The Staff has further explained that substantial implementation depends on whether a company's conduct and procedures compare favorably with the shareholder proposal. See *Texaco Inc.* (Mar. 28, 1991) (exclusion permitted where company's policies, practices and guidelines compared favorably with "Valdez Principles" requested by shareholder proposal).

The Proposal requests that the Company incorporate certain principles into its incentive plan for senior executives. These principles appear to include (1) calculating senior executive incentive compensation based on financial or stock-based performance criteria that can be benchmarked against a peer group of companies, (2) prohibiting the payout of incentive awards if the Company fails to exceed its peers' median or mean performance and (3) disclosing information related to award payouts and performance criteria under the incentive plans.

Although as discussed in Part II below, the Company believes the Proposal is vague, the Company believes that it has already substantially implemented the Proposal through its existing incentive plans. The Company has two incentive plans that provide compensation to executive officers, the Executive Annual Incentive Award Plan (the "Annual Plan"), which provides annual incentives, and the Omnibus Incentive Plan (the "Omnibus Plan"), which provides long-term incentives. Under the Annual Plan, the Company targets awards at the median of a peer group of similarly sized companies in the utility industry. Actual awards are based on the Company's achievement of corporate financial, corporate operational and business unit operational goals and can range from 0% to 150% of the target. Although a reduced level of payments may be received even if performance does not exceed the median performance of the Company's peers, no awards will be paid under the Annual Plan if performance does not exceed a minimum performance level.

The Omnibus Plan grants the Company's Compensation Committee the discretion to choose among several different incentive awards. In practice, however, the Compensation Committee limited the Omnibus Plan awards in 2005 and 2006 to restricted stock units and performance shares. The Omnibus Plan's restricted stock units vest based on achievement of two performance metrics, one related to the performance of the Company's common stock and one related to the Company's operational performance. If minimum performance levels are not exceeded during the relevant performance period, the executive officer forfeits the restricted stock units. The payout value of the Omnibus Plan's performance shares is based on the relative performance of the Company's common stock measured against a peer group of companies during the relevant performance period. The Compensation Committee sets the target payout of performance shares at a certain performance level relative to the peer group. No performance shares are earned if performance does not exceed a specified minimum level.

The Company thoroughly discloses information about its incentive plans to the public through its filings with the Commission. All of the Company's senior executive incentive plans are publicly filed with the Commission. The Company provides an annual description of its compensation policies and practices in the proxy statement and form of proxy relating to its Annual Meeting of Shareholders. Furthermore, the Company annually files as an exhibit to its Annual Report on Form 10-K supplemental information about its executive incentive plans, including information regarding the upcoming year's target awards and performance metrics. All of these documents are available to the public at the Commission's Public Reference Room and at the Commission's Internet site.

Through its existing incentive plans and its public disclosure, the Company believes it has already substantially implemented the Proposal. While some of the mechanics of the Proposal differ from the Company's plans, the Company's plans compare favorably with the guidelines of the Proposal. Both the Company's plans and the Proposal set targets for senior executive incentive awards based on defined financial and/or stock price criteria. Although the Company's plans provide flexibility to utilize numerous performance criteria, in practice the Company's long-term compensation often used a comparison to a selected peer group. Both the Company's plans and the Proposal require certain minimum performance criteria to pay incentive awards. Such substantial similarities in scope and purpose warrant Company exclusion of the Proposal from its 2007 proxy statement and form of proxy relating to its Annual Meeting of Shareholders in reliance on rule 14a-8(i)(10) of the Exchange Act as the principles that the Proposal requests the Company incorporate in its incentive plans are already incorporated in existing plans.

II. Rule 14a-8(i)(3) — THE PROPOSAL MAY BE OMITTED BECAUSE IT IS CONTRARY TO THE COMMISSION'S PROXY RULES INCLUDING RULE 14a-9 WHICH PROHIBITS MATERIALLY FALSE OR MISLEADING STATEMENTS IN PROXY SOLICITING MATERIALS.

If the Commission does not agree with the Company that the Proposal may be excluded from the Company's proxy materials under rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal, then the Proposal should be excluded because it violates rule 14a-9 which prohibits materially false or misleading statements in proxy soliciting materials.

Rule 14a-8(i)(3) of the Exchange Act permits a company to exclude portions of a shareholder proposal or the related supporting statement from its proxy statement if such portions are contrary to rule 14a-9. Prior to the Staff's September 15, 2004 Legal Bulletin (See *SEC Staff Legal Bulletin No. 14B* (CF) (September 15, 2004)), the Staff took the position that this included factually false or misleading statements, opinions stated as fact, and undocumented assertions of fact. See, e.g., *Monsanto Co.* (Nov. 26, 2003); *Sysco Corp.* (Aug. 12, 2003); *Kroger Co.* (April 11, 2003).

In its September 15, 2004 Bulletin, the Staff announced that opinions stated as facts and undocumented assertions of fact would no longer be excludable, but that materially false or misleading factual statements would continue to be properly excluded under rule 14a-8(i)(3). Specifically, the Staff stated that reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires" or if "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." See, e.g., *Smithfield Foods, Inc.* (July 18, 2003) (shareholders would not understand substance of Global Reporting Initiative guidelines without further explanation); *Johnson & Johnson* (Feb. 7, 2003) (proposal failed to explain "Glass Ceiling Report" on which proposal was based); *Philip Morris Cos., Inc.* (Feb. 7, 1991) (determination of activity prohibited by proposal would be highly subjective and speculative).

The language of the Proposal that discusses the Company's incentive plans is so inherently vague and indefinite that neither the shareholders voting on the Proposal or the Company in implementing the Proposal, if it is adopted, would be able to determine what actions are required. The Proposal relies on a general criticism of incentive plans without a specific correlation to the Company's plans. The Proposal's claims include no references to the mechanics of the Company's existing plans, and the Proposal implies that the Company has only one executive compensation plan for senior executives when, in fact, the Company has separate

annual and long-term plans. Without further explanation, the shareholders and the Company will be unable to determine what changes to the Company's incentive plans the Proposal requires.

The Company's substantial implementation of the Proposal, as discussed in Part I above, adds to the uncertainty regarding what the Proposal requires. The Proposal's generalizations are in some cases inapplicable to the Company's incentive plans, because such plans include features that are substantially similar to the Proposal's requests. For example, the Proposal states that, "Compensation committees typically target senior executive total compensation at the median level of a selected peer group, then they design any annual and long term incentive plan performance criteria and benchmarks to deliver a significant portion of the total compensation target regardless of the company's performance relative to its peers." As discussed above, the Company's incentive plans include features that tie the value of incentive compensation to the Company's relative performance against a peer group and limit awards when performance fails to exceed certain minimum levels. In this regard, the Company's plans are contrary to the compensation practices decried by the Proposal. The Proposal's use of irrelevant criticisms heightens the misleading nature of the Proposal.

Moreover, proposals have been found sufficiently false or misleading where the proponent fails to define key terms or provide guidance on implementation. See e.g., *General Electric Company* (Jan. 23, 2003) (proposal failed to define critical terms or provide guidance on implementation); *Fuqua Industries*, Inc. (Mar. 12, 1991) (proposal's failure to define terms allowed for many different interpretations of proposal); *NYNEX Corporation* (Jan. 12, 1990) (proposal's failure to explain "interference" and "government policies" allowed for several different interpretations). The Proposal uses phrases such as "financial performance criteria" and "peer group of companies" without explaining what is meant by these terms. These terms are open to numerous interpretations. Without guidance as to what metrics the Company should use for financial performance criteria and what characteristics the Company should use to define the peer group, the Company and its shareholders may have vastly different interpretations of the Proposal and its implementation. The Proposal also indicates that compensation should be received only when the Company's performance exceeds its peers' median, but it is not clear how this would be implemented when more than one performance criteria is used. For example, some awards may utilize several criteria and the payment may be based on an average score, a proportionate amount per criteria or some other method. Does the Proposal require that each financial performance criteria exceed the median or no payment will be permitted? This uncertainty provides another basis for the Company's exclusion of the Proposal from its proxy materials.

The Proposal, as it is written, is rife with misleading statements within the meaning of rule 14a-9. The Proposal's vagueness and irrelevance to the Company's incentive plans create a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which he/she is being asked to vote. Furthermore, the Company and the shareholders are likely to interpret the Proposal in significantly different ways. Therefore, it is the Company's position that

the Proposal, in its entirety, should be excluded. If, however, the Staff disagrees with this position, we request that the various misleading statements contained in the Proposal that have been identified herein be deemed by the Staff as properly omitted from the Proposal and therefore from the Company's 2007 proxy materials pursuant to rule 14a-8(i)(3).

III. Rule 14a-8(i)(2) — THE PROPOSAL MAY BE OMITTED BECAUSE, IF IMPLEMENTED, IT WOULD CAUSE THE COMPANY TO VIOLATE STATE LAW.

If the Commission does not agree with the Company that the Proposal may be excluded from the Company's proxy materials under rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal or under rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials, then the Proposal should be excluded under rule 14a-8(i)(2) because the Proposal, if implemented, would cause the Company to violate state law.

Rule 14a-8(i)(2) of the Exchange Act permits a company to exclude a shareholder proposal, if the proposal, if implemented, would cause the company to violate an applicable state, federal or foreign law. The Staff has allowed exclusion on this basis if implementing a shareholder proposal would cause a company to violate an existing employment agreement. See, e.g., Net Currents, Inc. (June 1, 2001) (proposal would require company to terminate and breach existing employment agreements); Sensar Corp. (May 14, 2001) (proposal would require company to modify and thereby breach outstanding options); The Godfield Corp. (Jan. 26, 2001) (proposal would require company to breach existing severance agreements); BankAmerica Corp. (Feb. 24, 1999) (proposal would require company to breach employment and restricted stock award agreements).

Implementation of the Proposal would cause the Company to breach its existing incentive plans. As discussed in Part I, while we believe that the Company's incentive plans have already substantially implemented the Proposal, some of the Proposal's mechanics differ from the Company's existing plans. Moreover, the Proposal offers no exemption from its requirements for the Company's existing award grants. If the differences between the Company's plans and the Proposal are sufficient to avoid exclusion of the proposal on the grounds of substantial implementation, such differences will require modification of the Company's incentive plans. Modifications to the Company's incentive plans would likely require unilateral Company action, causing the Company to breach the existing award grants and violate Minnesota state law.

Specifically, the Proposal may require modification of the Company's outstanding performance shares. The Proposal states that, "Options, restricted shares, or other equity or non-equity compensation used in the plan should be structured so that compensation is received only when the Company's performance exceeds its peers' median or mean performance on the selected financial and stock price performance criteria." Pursuant to the Omnibus Plan, the

Company has granted performance shares that are paid out based on the Company's performance during the performance period ending December 31, 2007. Executive officers will receive a payout for the performance shares provided the Company's total shareholder return meets or exceeds the 35th percentile of the peer group's total shareholder return. Although it is difficult to determine precisely what the Proposal requires by "exceeds its peers' median or mean performance on the selected financial and stock price performance criteria," we believe the terms of the performance shares, which allow payout at the 35th percentile, would likely need to be modified, if the Proposal were implemented.

Under the terms of the Omnibus Plan, the Company may not amend or modify any outstanding award without a participant's consent, if the amendment or modification would adversely affect the rights of such participant. In this case, modifying the payout terms of the performance shares to impose more stringent terms would adversely affect the participants. Therefore, modifying the performance shares to implement the Proposal would cause the Company to violate the Omnibus Plan and state law. Accordingly, the Company is permitted to exclude the Proposal pursuant to rule 14a-8(i)(2).

Conclusion

For the reasons given above, we respectfully request that the Staff not recommend any enforcement action from the Commission if the Company omits the Proposal from its 2007 proxy materials. If the Staff disagrees with the Company's conclusion to omit the Proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Notification and a copy of this letter are simultaneously being forwarded to the Proponent.

Sincerely,



Robert J. Joseph

cc: Sheet Metal Workers' National Pension Fund

Exhibit A

SHEET METAL WORKERS' NATIONAL PENSION FUND



[Sent via facsimile to (612) 215-4504 and via UPS]

October 26, 2006

Cathy Jones
Corporate Secretary
Xcel Energy, Inc.
414 Nicollet Mall, Fifth Floor
Minneapolis, MN 55401-1993

Re: Pay for Superior Performance Proposal

Dear Cathy Jones:

On behalf of the Sheet Metal Workers' National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Xcel Energy, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to executive compensation plans that align senior executives' compensation with defined financial performance criteria which can be benchmarked against a disclosed peer group of companies. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 12,750 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Sheet Metal Worker pension funds are long-term holders of the Company's common stock. The Proposal is submitted to encourage executive compensation policies and practices that are tied to superior corporate performance as well as to promote long-term corporate value growth.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 739-7856

If you have any questions or wish to discuss the Proposal, please contact me at (703) 739-7000. Copies of correspondence or a request for a "no-action" letter should likewise be directed to me at Sheet Metal Workers' National Pension Fund, 601 N. Fairfax Street, Suite 500, Alexandria, VA 22314. Copies should also be forwarded to Mr. Craig Rosenberg, ProxyVote Plus, One Lane Center, 1200 Shermer Rd., Suite 216, Northbrook, IL 60062.

Sincerely,



Matthew ("Benny") Hernandez, Jr.
Corporate Governance Advisor

Enclosure

cc: Craig Rosenberg

Pay-for-Superior-Performance Proposal

Resolved: That the shareholders of Xcel Energy, Inc. ("Company") request that the Board of Director's Executive Compensation Committee establish a pay-for-superior-performance standard in the Company's executive compensation plan for senior executives ("Plan"), by incorporating the following principles into the Plan:

1. The annual incentive or bonus component of the Plan should utilize defined financial performance criteria that can be benchmarked against a disclosed peer group of companies, and provide that an annual bonus is awarded only when the Company's performance exceeds its peers' median or mean performance on the selected financial criteria;

2. The long-term compensation component of the Plan should utilize defined financial and/or stock price performance criteria that can be benchmarked against a disclosed peer group of companies. Options, restricted shares, or other equity or non-equity compensation used in the Plan should be structured so that compensation is received only when the Company's performance exceeds its peers' median or mean performance on the selected financial and stock price performance criteria; and

3. Plan disclosure should be sufficient to allow shareholders to determine and monitor the pay and performance correlation established in the Plan.

Supporting Statement: We feel it is imperative that compensation plans for senior executives be designed and implemented to promote long-term corporate value. A critical design feature of a well-conceived executive compensation plan is a close correlation between the level of pay and the level of corporate performance relative to industry peers. We believe the failure to tie executive compensation to superior corporate performance; that is, performance exceeding peer group performance, has fueled the escalation of executive compensation and detracted from the goal of enhancing long-term corporate value.

We believe that common compensation practices have contributed to excessive executive compensation. Compensation committees typically target senior executive total compensation at the median level of a selected peer group, then they design any annual and long-term incentive plan performance criteria and benchmarks to deliver a significant portion of the total compensation target regardless of the company's performance relative to its peers. High total compensation targets combined with less than rigorous performance benchmarks yield a pattern of superior-pay-for-average-performance. The

problem is exacerbated when companies include annual bonus payments among earnings used to calculate supplemental executive retirement plan (SERP) benefit levels, guaranteeing excessive levels of lifetime income through inflated pension payments.

We believe the Company's Plan fails to promote the pay-for-superior-performance principle. Our Proposal offers a straightforward solution: The Compensation Committee should establish and disclose financial and stock price performance criteria and set peer group-related performance benchmarks that permit awards or payouts in its annual and long-term incentive compensation plans only when the Company's performance exceeds the median of its peer group. A senior executive compensation plan based on sound pay-for-superior-performance principles will help moderate excessive executive compensation and create competitive compensation incentives that will focus senior executives on building sustainable long-term corporate value.

HEET METAL WORKERS' NATIONAL PENSION FUND



RECEIVED 2007 MAR -5 PM 4:38

March 2, 2007

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Response to Xcel Energy Inc.'s Request for No-Action Advice Concerning the Sheet Metal Workers' National Pension Fund's Shareholder Proposal

Dear Sir or Madam:

The Sheet Metal Workers' National Pension Fund ("Fund") hereby submits this letter in reply to XCel Energy Inc.'s ("XCel" or "Company") Request for No-Action Advice to the Security and Exchange Commission's Division of Corporation Finance staff ("Staff") concerning the Fund's Pay-for-Superior Performance senior executive compensation shareholder proposal ("Proposal") and supporting statement submitted to the Company for inclusion in its 2007 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

XCel Has Not Substantially Implemented the Proposal

The company first argues that the Proposal may be excluded under Rule 14a-8(i)(10) because it has substantially implemented the Proposal. The Company notes that substantial implementation depends on whether a company's conduct and procedures compare favorably with the shareholder proposal. It contends that "the Company believes it has already substantially implemented the Proposal through its existing incentive plans." The Company's existing plans are its Executive Annual Incentive Award Plan (the "Annual Plan") and the Omnibus Incentive Plan (the "Omnibus Plan"). A comparison of the Fund's Proposal and the Company's existing plans reveals that the Company fails to demonstrate that its existing plans compare favorably with the Proposal. Thus, it fails to satisfy its burden of establishing substantial implementation.

Edward F. Carlough Plaza
601 North Fairfax Street Suite 500 Alexandria, VA 22314-2075
(703) 739-7000 Fax (703) 683-0932

The Proposal states:

> **Resolved:** That the shareholders of XCel Energy, Inc. ("Company") request that the Board of Director's Executive Compensation Committee establish a pay-for-superior-performance standard in the Company's executive compensation plan for senior executives ("Plan"), by incorporating the following principles into the Plan:
>
> 1. The annual incentive or bonus component of the Plan should utilize defined financial performance criteria benchmarked against a disclosed peer group of companies, and provide that an annual bonus is awarded only when the Company's performance exceeds its peers' median or mean performance on the selected financial criteria;
>
> 2. The long-term compensation component of the Plan should utilize defined financial and/or stock price performance criteria that can be benchmarked against a disclosed peer group of companies. Options, restricted shares, or other equity or non-equity compensation used in the Plan should be structured so that compensation is received only when the Company's performance exceeds its peers' median or mean performance on the selected financial and stock price performance criteria; and
>
> 3. Plan disclosure should be sufficient to allow shareholders to determine and monitor the pay and performance correlation established in the Plan.

The Annual Plan Does Not Compare Favorably with the Proposal

Comparing the Annual Plan with the shareholder proposal submitted by the Fund demonstrates that the Company has not substantially implemented the Proposal. The Company describes the provisions of its Annual Plan as follows:

> Under the Annual Plan, the Company targets awards at the median of a peer group of similarly sized companies in the utility industry. Actual awards are based on the Company's achievement of corporate financial, corporate operational and business unit operational goals and can range from 0% to 150% of the target. Although a reduced level of payments may be received even if performance does not exceed the median performance of the Company's peers, no awards will be paid under the Annual Plan if performance does not exceed a minimum performance level.

Here is a comparison of the Proposal and the Annual Plan. The Proposal requests the following for annual incentive or bonus plans:

1. Utilize **defined** financial performance criteria;
2. Benchmarked against a disclosed peer group of companies;
3. Provide that an annual bonus is awarded only when Company performance exceeds its peers' median or mean performance on the selected criteria; and
4. Plan disclosure should be sufficient to allow shareholders to determine and monitor the pay and performance correlation established in the Plan. (emphasis added)

The Company's Annual Plan neither compares favorably nor satisfies the Proposal. The financial performance criteria are not defined. Simply saying that awards are "target[ed]" at the median of a peer group is different from benchmarking against a disclosed peer group of companies. Most significantly, the Proposal requests that annual bonuses only be awarded when performance exceeds the peer group median and the Company acknowledges that payments can be made even when performance is below the median. Finally, the Annual Plan does not provide the disclosure sought by the Proposal. See *Avaya Inc.* (October 18, 2006) (shareholder proposal that was virtually identical to the Proposal submitted by the Fund unsuccessfully challenged by the Company under Rule 14a-8(i)(10)).

The Omnibus Plan Does Not Compare Favorably with the Proposal

Neither does the Omnibus Plan satisfy the Company's burden under Rule 14a-8(i)(10). The Company describes its practices regarding the long-term incentive awards it grants:

> The Omnibus Plan's restricted stock units vest based on achievement of two performance metrics, one related to the performance of the Company's common stock and one related to the Company's operational performance. If minimum performance levels are not exceeded during the relevant performance period, the executive officer forfeits the restricted stock units. The payout value of the Omnibus Plan's performance shares is based on the relative performance of the Company's common stock measured against a peer group of companies during the relevant performance period. The Compensation Committee sets the target payout of performance shares at a certain performance level relative to the peer group. No performance shares are earned if performance does not exceed a specified minimum level.

Contrast the Proposal, which requests the following concerning the Company's long-term compensation, whether it be comprised of options, restricted shares, or other equity or non-equity compensation:

1. Utilize **defined** financial and/or stock price performance criteria;
2. Benchmarked against a disclosed peer group of companies.

3. Structured so that compensation is received only when the Company's performance exceeds its peers' median or mean performance on the selected financial and stock price performance criteria; and
4. Plan disclosure should be sufficient to allow shareholders to determine and monitor the pay and performance correlation established in the Plan. (emphasis added)

The Company's system fails to compare favorably because the Proposal proposes a system in which only superior performance on defined performance criteria results in payouts but the Company allows for payouts based on performance above a specified minimum level, including performance below the peer group median. The Omnibus Plan does not compare favorably with the Proposal and the Company should be denied its request under Rule 14a-8(i)(10).

The Company Fails to Satisfy its Burden of Persuasion Under Rules 14a-8(i)(3) and 14a-9

The Company next argues that the Proposal should be excluded because it is materially false or misleading. XCel contends that shareholders would not be able to determine what actions are required by the Proposal and that the Proposal "relies on a general criticism of incentive plans without a specific correlation to the Company's plans."

The Company fails to satisfy its burden and its request under Rules 14a-8(i)(3) and 14a-9 should be denied. As a starting point, we note that the 500-word limit on shareholder proposals and supporting statements necessarily constrains a proponent from providing the type of detailed information it might wish to provide. Most important, we note that a proposal that was substantively virtually identical to this proposal was recently unsuccessfully challenged as false and misleading. <u>See</u> *3M Company* (February 16, 2006).

The Proposal is not false or misleading. It represents a straight-forward request that the Company establish a senior executive compensation system that would require annual and long-term awards only payoff when earned by superior performance. It provides that awards should be benchmarked against a disclosed group of peers, based on defined and disclosed criteria, and only payout when performance was above the peer group median. Of course, the Proposal properly recognizes that it should not attempt to micromanage the Company by dictating performance measures, but rather that is left to the Board. Instead, the Proposal simply advocates a standard by which only superior performance would be rewarded. Just as the Staff denied 3M's request for relief against the same proposal, the Staff should also deny the Company's request here.

The Company Fails to Satisfy Its Burden Under Rule 14a-8(i)(2)

Rule 14a-8(i)(2) allows a company to exclude a shareholder proposal if it would cause the company to violate an applicable state, federal or foreign law. The Company

notes that the Staff has allowed exclusion of a proposal under Rule 14a-8(i)(2) if the shareholder proposal would cause the company to violate an existing employment agreement. It then contends that "[i]mplementation of the Proposal would cause the Company to breach its existing incentive plans." Since, it argues, "the Proposal offers no exemption from its requirements for the Company's existing award grants," then "[m]odifications to the Company's incentive plans would likely require unilateral Company action, causing the Company to breach the existing award grants and violate state law." Thus, the Company claims it should be allowed to omit the Proposal.

The Proposal is precatory and does not mandate that the Company revise existing award grants. Rather, it requests that the Board "establish a pay-for-superior-performance standard in the Company's executive compensation plan" and there is no reason why, if the Proposal were to pass **and** the Board chose to implement it, that it would not simply establish the standard with prospective application. In *Allegheny Energy, Inc.* (February 10, 2006) the Company unsuccessfully argued 14a-8(i)(2) in challenging a shareholder proposal that included in the resolution a provision that in the event of a restatement of financial results the board "will recoup for the benefit of our company all such bonuses or awards to the extent that these performance targets were not achieved." In that case, the proponent noted that the proposal contained no retroactive clause. When interpreting language, it is appropriate to adopt an interpretation that would avoid finding a conflict with existing law.[1]

Further, the Company cites no basis for its presumption that "[m]odifications to the Company's incentive plans would likely require unilateral Company action, causing the Company to breach the existing award grants and violate state law." As we noted above, the Proposal is precatory and no Company action is compelled. Moreover, we find no basis for the claim that modifications to the incentive plan would have to be made unilaterally. There is no reason that, to the extent the Board wishes to implement the Proposal, it could not negotiate with any senior executives whose existing rights might be affected or, as noted above, avoid the dilemma by giving only prospective application to the Proposal.

Finally, the cases cited by the Company are easily distinguishable. In *NetCurrents, Inc.* (June 1, 2001) the Proposal provided in pertinent part: "[T]he Board of Directors **shall** create an independent Compensation Committee . . . [and] the Committee shall be directed to develop new compensation plans to replace all existing executive compensation. . . . within 60 days of the shareholder meeting. . . ." That proposal sought to mandate termination of all existing plans within 60 days of the company's annual meeting, with no regard for existing contractual rights and completely different from the Fund's Proposal. <u>Distinguish also</u> *Sensar Corporation* (May 14, 2001) (Company successfully challenged a proposal that provided "[a]ll options reserved for officers and directors at the last shareholders meeting be rescinded and reauthorized as follows" and

[1] We wish to observe that it is unclear whether the Company's No-Action Request submitted by a law firm with a Chicago address and offices throughout the world – although none in Minnesota -- constitutes an opinion of counsel concerning the application of Minnesota law. We do note that at page 1 of the Request it does state that the letter represents "to the extent necessary, an opinion of counsel."

then proceeded to define the new exercise price and other provisions.); *BankAmerica Corporation* (February 24, 1999)(proposal could be omitted under 14a-8(i)(2) because company would be forced to violate Delaware law if proposal were implemented and company "rescind[ed] the special award of stock to the members of management [and] [t]he extraordinary pension offered to David Coulter should also be reduced to $1.5 million per year.") All of these proposals sought to dictate specific actions to be taken by the companies in contravention of existing contractual rights. In contrast, our Proposal requests that the Company adopt certain standards relating to annual and long-term awards, and does so in a manner that has been repeatedly affirmed by the Staff.

Conclusion

For all these reasons we believe the company has failed to satisfy its burdens of persuasion under Rules 14a-8(i)(10), 14a-8(i)(3) and 14a-9, and 14a-8(i)(2) and its request should be denied.

Sincerely,



Matthew B. Hernandez, Jr.
Corporate Governance Advisor

Cc: Xcel Energy, Inc.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

END